KONA GOLD BEVERAGE, INC.

746 North Drive, Suite A

Melbourne, Florida 32934

December 29, 2020

VIA EDGAR TRANSMISSION

Jeff Gordon

Staff Accountant

Kevin Stertzel

Senior Accountant

Thomas Jones

Staff Attorney

Sherry Haywood

Senior Attorney

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Kona Gold Beverage, Inc.
Registration Statement on Form S-1
File No. 333-239883

Ladies and Gentlemen:

Kona Gold Beverage, Inc., a Delaware corporation (the “Company”), pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), hereby requests that the Company’s Registration Statement on Form S-1 (File No. 333-239883) (the “Registration Statement”) be declared effective under the Securities Act at 3:00 P.M., Eastern Time, on Thursday, December 31, 2020, or as soon thereafter as practicable. We are aware of our filing obligations under the Securities Act and intend fully to comply therewith. We acknowledge and understand that the Company and management are responsible for the accuracy and adequacy of the disclosures made in its filings.

Please contact the undersigned or Randolf W. Katz at 949-697-3103 or Alissa K. Lugo at 407-649-4015 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

KONA GOLD BEVERAGE, INC.

By:	/s/ Robert Clark
Robert Clark
President and Chief Executive Officer